SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
(Amendment No. ___)
PHARMATHENE, INC. (Formerly known as Healthcare Acquisition Corp.)
(Name of Issuer)
Common Stock, par value $0.0001 per share

(Title of Class of Securities)
42224H104

(CUSIP Number)

MPM Asset Management The John Hancock Tower 200 Clarendon Street, 54th Floor Boston, MA 02116 (617) 425-9200 Attn: Luke Evnin	Cooley Godward Kronish LLP One Freedom Square Reston Town Center Reston, VA 20190-5656 (703) 456-8034 Attn: Darren K. DeStefano
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)
August 3, 2007

(Dates of Events which Require Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
The information required on the remainder of this cover page shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Exchange Act by shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No.	42224H104

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
MPM BioVentures III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		220,831 (2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		220,831 (2)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

220,831 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

1.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) This Schedule is filed by MPM BioVentures III, L.P., MPM BioVentures III-QP, L.P., MPM BioVentures III GmbH & Co. Beteiligungs KG, MPM BioVentures III Parallel Fund, L.P., MPM BioVentures III GP, L.P., MPM BioVentures III LLC, and MPM Asset Management Investors 2004 BVIII LLC (collectively, the “MPM Entities”) and Luke Evnin, Ansbert Gadicke, Nicholas Galakatos, Dennis Henner, Nicholas Simon III, Michael Steinmetz and Kurt Wheeler (collectively, the “Listed Persons” and together with the MPM Entities, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes 194,603 shares of common stock of the Issuer and 26,228 shares of common stock of the Issuer that may be acquired upon conversion of 8% Convertible Notes within 60 days of this report.

CUSIP No.	42224H104

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
MPM BioVentures III-QP, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		3,284,057 (2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,284,057 (2)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,284,057 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

14.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) This Schedule is filed by MPM BioVentures III, L.P., MPM BioVentures III-QP, L.P., MPM BioVentures III GmbH & Co. Beteiligungs KG, MPM BioVentures III Parallel Fund, L.P., MPM BioVentures III GP, L.P., MPM BioVentures III LLC, and MPM Asset Management Investors 2004 BVIII LLC (collectively, the “MPM Entities”) and Luke Evnin, Ansbert Gadicke, Nicholas Galakatos, Dennis Henner, Nicholas Simon III, Michael Steinmetz and Kurt Wheeler (collectively, the “Listed Persons” and together with the MPM Entities, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes 2,894,006 shares of common stock of the Issuer and 390,051 shares of common stock of the Issuer that may be acquired upon conversion of 8% Convertible Notes within 60 days of this report.

CUSIP No.	42224H104

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
MPM BioVentures III GmbH & Co. Beteiligungs KG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Germany

	7	SOLE VOTING POWER:

NUMBER OF		277,534 (2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		277,534 (2)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

277,534 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

1.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) This Schedule is filed by MPM BioVentures III, L.P., MPM BioVentures III-QP, L.P., MPM BioVentures III GmbH & Co. Beteiligungs KG, MPM BioVentures III Parallel Fund, L.P., MPM BioVentures III GP, L.P., MPM BioVentures III LLC, and MPM Asset Management Investors 2004 BVIII LLC (collectively, the “MPM Entities”) and Luke Evnin, Ansbert Gadicke, Nicholas Galakatos, Dennis Henner, Nicholas Simon III, Michael Steinmetz and Kurt Wheeler (collectively, the “Listed Persons” and together with the MPM Entities, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes 244,571 shares of common stock of the Issuer and 32,963 shares of common stock of the Issuer that may be acquired upon conversion of 8% Convertible Notes within 60 days of this report.

CUSIP No.	42224H104

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
MPM BioVentures III Parallel Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		99,190 (2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		99,190 (2)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

99,190 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) This Schedule is filed by MPM BioVentures III, L.P., MPM BioVentures III-QP, L.P., MPM BioVentures III GmbH & Co. Beteiligungs KG, MPM BioVentures III Parallel Fund, L.P., MPM BioVentures III GP, L.P., MPM BioVentures III LLC, and MPM Asset Management Investors 2004 BVIII LLC (collectively, the “MPM Entities”) and Luke Evnin, Ansbert Gadicke, Nicholas Galakatos, Dennis Henner, Nicholas Simon III, Michael Steinmetz and Kurt Wheeler (collectively, the “Listed Persons” and together with the MPM Entities, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes 87,409 shares of common stock of the Issuer and 11,781 shares of common stock of the Issuer that may be acquired upon conversion of 8% Convertible Notes within 60 days of this report.

CUSIP No.	42224H104

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
MPM Asset Management Investors 2004 BVIII LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		78,074 (2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		78,074 (2)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

78,074 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) This Schedule is filed by MPM BioVentures III, L.P., MPM BioVentures III-QP, L.P., MPM BioVentures III GmbH & Co. Beteiligungs KG, MPM BioVentures III Parallel Fund, L.P., MPM BioVentures III GP, L.P., MPM BioVentures III LLC, and MPM Asset Management Investors 2004 BVIII LLC (collectively, the “MPM Entities”) and Luke Evnin, Ansbert Gadicke, Nicholas Galakatos, Dennis Henner, Nicholas Simon III, Michael Steinmetz and Kurt Wheeler (collectively, the “Listed Persons” and together with the MPM Entities, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes 68,801 shares of common stock of the Issuer and 9,273 shares of common stock of the Issuer that may be acquired upon conversion of 8% Convertible Notes within 60 days of this report.

CUSIP No.	42224H104

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
MPM BioVentures III GP, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Germany

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,959,686 (2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,959,686 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,959,686 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

17.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) This Schedule is filed by MPM BioVentures III, L.P., MPM BioVentures III-QP, L.P., MPM BioVentures III GmbH & Co. Beteiligungs KG, MPM BioVentures III Parallel Fund, L.P., MPM BioVentures III GP, L.P., MPM BioVentures III LLC, and MPM Asset Management Investors 2004 BVIII LLC (collectively, the “MPM Entities”) and Luke Evnin, Ansbert Gadicke, Nicholas Galakatos, Dennis Henner, Nicholas Simon III, Michael Steinmetz and Kurt Wheeler (collectively, the “Listed Persons” and together with the MPM Entities, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes the following shares of common stock of the Issuer: 194,603 shares held by MPM BioVentures III, L.P., 2,894,006 shares held by MPM BioVentures III-QP, L.P., 244,571 shares held by MPM BioVentures III GmbH & Co. Beteiligungs KG, 87,409 shares held by MPM BioVentures III Parallel Fund, L.P. and 68,801 shares held by MPM Asset Management Investors 2004 BVIII LLC. Also includes the following shares of common stock of the Issuer that may be acquired upon conversion of 8% Convertible Notes within 60 days of this report: 26,228 shares held by MPM BioVentures III, L.P., 390,051 shares held by MPM BioVentures III-QP, L.P., 32,963 shares held by MPM BioVentures III GmbH & Co. Beteiligungs KG, 11,781 shares held by MPM BioVentures III Parallel Fund, L.P. and 9,273 shares held by MPM Asset Management Investors 2004 BVIII LLC. MPM BioVentures III GP, L.P. and MPM BioVentures III LLC are the direct and indirect general partners of MPM BioVentures III, L.P., MPM BioVentures III QP, L.P., MPM BioVentures III GmbH & Co. Beteiligungs KG and MPM BioVentures III Parallel Fund, L.P.

CUSIP No.	42224H104

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
MPM BioVentures III LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,959,686 (2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,959,686 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,959,686 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

17.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) This Schedule is filed by MPM BioVentures III, L.P., MPM BioVentures III-QP, L.P., MPM BioVentures III GmbH & Co. Beteiligungs KG, MPM BioVentures III Parallel Fund, L.P., MPM BioVentures III GP, L.P., MPM BioVentures III LLC, and MPM Asset Management Investors 2004 BVIII LLC (collectively, the “MPM Entities”) and Luke Evnin, Ansbert Gadicke, Nicholas Galakatos, Dennis Henner, Nicholas Simon III, Michael Steinmetz and Kurt Wheeler (collectively, the “Listed Persons” and together with the MPM Entities, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes the following shares of common stock of the Issuer: 194,603 shares held by MPM BioVentures III, L.P., 2,894,006 shares held by MPM BioVentures III-QP, L.P., 244,571 shares held by MPM BioVentures III GmbH & Co. Beteiligungs KG, 87,409 shares held by MPM BioVentures III Parallel Fund, L.P. and 68,801 shares held by MPM Asset Management Investors 2004 BVIII LLC. Also includes the following shares of common stock of the Issuer that may be acquired upon conversion of 8% Convertible Notes within 60 days of this report: 26,228 shares held by MPM BioVentures III, L.P., 390,051 shares held by MPM BioVentures III-QP, L.P., 32,963 shares held by MPM BioVentures III GmbH & Co. Beteiligungs KG, 11,781 shares held by MPM BioVentures III Parallel Fund, L.P. and 9,273 shares held by MPM Asset Management Investors 2004 BVIII LLC. MPM BioVentures III GP, L.P. and MPM BioVentures III LLC are the direct and indirect general partners of MPM BioVentures III, L.P., MPM BioVentures III QP, L.P., MPM BioVentures III GmbH & Co. Beteiligungs KG and MPM BioVentures III Parallel Fund, L.P.

CUSIP No.	42224H104

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Luke Evnin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,959,686 (2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,959,686 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,959,686 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

17.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) This Schedule is filed by MPM BioVentures III, L.P., MPM BioVentures III-QP, L.P., MPM BioVentures III GmbH & Co. Beteiligungs KG, MPM BioVentures III Parallel Fund, L.P., MPM BioVentures III GP, L.P., MPM BioVentures III LLC, and MPM Asset Management Investors 2004 BVIII LLC (collectively, the “MPM Entities”) and Luke Evnin, Ansbert Gadicke, Nicholas Galakatos, Dennis Henner, Nicholas Simon III, Michael Steinmetz and Kurt Wheeler (collectively, the “Listed Persons” and together with the MPM Entities, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes the following shares of common stock of the Issuer: 194,603 shares held by MPM BioVentures III, L.P., 2,894,006 shares held by MPM BioVentures III-QP, L.P., 244,571 shares held by MPM BioVentures III GmbH & Co. Beteiligungs KG, 87,409 shares held by MPM BioVentures III Parallel Fund, L.P. and 68,801 shares held by MPM Asset Management Investors 2004 BVIII LLC. Also includes the following shares of common stock of the Issuer that may be acquired upon conversion of 8% Convertible Notes within 60 days of this report: 26,228 shares held by MPM BioVentures III, L.P., 390,051 shares held by MPM BioVentures III-QP, L.P., 32,963 shares held by MPM BioVentures III GmbH & Co. Beteiligungs KG, 11,781 shares held by MPM BioVentures III Parallel Fund, L.P. and 9,273 shares held by MPM Asset Management Investors 2004 BVIII LLC. MPM BioVentures III GP, L.P. and MPM BioVentures III LLC are the direct and indirect general partners of MPM BioVentures III, L.P., MPM BioVentures III QP, L.P., MPM BioVentures III GmbH & Co. Beteiligungs KG and MPM BioVentures III Parallel Fund, L.P. Luke Evnin, Ansbert Gadicke, Nicholas Galakatos, Dennis Henner, Nicholas Simon III, Michael Steinmetz and Kurt Wheeler are the members of MPM BioVentures III LLC and MPM Asset Management Investors 2004 BVIII LLC.

CUSIP No.	42224H104

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Ansbert Gadicke

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		1,021 (2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,959,686 (3)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,021(2)

WITH	10	SHARED DISPOSITIVE POWER:

3,959,686 (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,960,707 (3)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

17.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) This Schedule is filed by MPM BioVentures III, L.P., MPM BioVentures III-QP, L.P., MPM BioVentures III GmbH & Co. Beteiligungs KG, MPM BioVentures III Parallel Fund, L.P., MPM BioVentures III GP, L.P., MPM BioVentures III LLC, and MPM Asset Management Investors 2004 BVIII LLC (collectively, the “MPM Entities”) and Luke Evnin, Ansbert Gadicke, Nicholas Galakatos, Dennis Henner, Nicholas Simon III, Michael Steinmetz and Kurt Wheeler (collectively, the “Listed Persons” and together with the MPM Entities, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Represents shares of common stock of the Issuer underlying an option to purchase shares of common stock that has vested or will vest within 60 days of this report.
(3) Includes the following shares of common stock of the Issuer: 194,603 shares held by MPM BioVentures III, L.P., 2,894,006 shares held by MPM BioVentures III-QP, L.P., 244,571 shares held by MPM BioVentures III GmbH & Co. Beteiligungs KG, 87,409 shares held by MPM BioVentures III Parallel Fund, L.P. and 68,801 shares held by MPM Asset Management Investors 2004 BVIII LLC. Also includes the following shares of common stock of the Issuer that may be acquired upon conversion of 8% Convertible Notes within 60 days of this report: 26,228 shares held by MPM BioVentures III, L.P., 390,051 shares held by MPM BioVentures III-QP, L.P., 32,963 shares held by MPM BioVentures III GmbH & Co. Beteiligungs KG, 11,781 shares held by MPM BioVentures III Parallel Fund, L.P. and 9,273 shares held by MPM Asset Management Investors 2004 BVIII LLC. MPM BioVentures III GP, L.P. and MPM BioVentures III LLC are the direct and indirect general partners of MPM BioVentures III, L.P., MPM BioVentures III QP, L.P., MPM BioVentures III GmbH & Co. Beteiligungs KG and MPM BioVentures III Parallel Fund, L.P. Luke Evnin, Ansbert Gadicke, Nicholas Galakatos, Dennis Henner, Nicholas Simon III, Michael Steinmetz and Kurt Wheeler are the members of MPM BioVentures III LLC and MPM Asset Management Investors 2004 BVIII LLC.

CUSIP No.	42224H104

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Nicholas Galakatos

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,959,686 (2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,959,686 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,959,686 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

17.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) This Schedule is filed by MPM BioVentures III, L.P., MPM BioVentures III-QP, L.P., MPM BioVentures III GmbH & Co. Beteiligungs KG, MPM BioVentures III Parallel Fund, L.P., MPM BioVentures III GP, L.P., MPM BioVentures III LLC, and MPM Asset Management Investors 2004 BVIII LLC (collectively, the “MPM Entities”) and Luke Evnin, Ansbert Gadicke, Nicholas Galakatos, Dennis Henner, Nicholas Simon III, Michael Steinmetz and Kurt Wheeler (collectively, the “Listed Persons” and together with the MPM Entities, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes the following shares of common stock of the Issuer: 194,603 shares held by MPM BioVentures III, L.P., 2,894,006 shares held by MPM BioVentures III-QP, L.P., 244,571 shares held by MPM BioVentures III GmbH & Co. Beteiligungs KG, 87,409 shares held by MPM BioVentures III Parallel Fund, L.P. and 68,801 shares held by MPM Asset Management Investors 2004 BVIII LLC. Also includes the following shares of common stock of the Issuer that may be acquired upon conversion of 8% Convertible Notes within 60 days of this report: 26,228 shares held by MPM BioVentures III, L.P., 390,051 shares held by MPM BioVentures III-QP, L.P., 32,963 shares held by MPM BioVentures III GmbH & Co. Beteiligungs KG, 11,781 shares held by MPM BioVentures III Parallel Fund, L.P. and 9,273 shares held by MPM Asset Management Investors 2004 BVIII LLC. MPM BioVentures III GP, L.P. and MPM BioVentures III LLC are the direct and indirect general partners of MPM BioVentures III, L.P., MPM BioVentures III QP, L.P., MPM BioVentures III GmbH & Co. Beteiligungs KG and MPM BioVentures III Parallel Fund, L.P. Luke Evnin, Ansbert Gadicke, Nicholas Galakatos, Dennis Henner, Nicholas Simon III, Michael Steinmetz and Kurt Wheeler are the members of MPM BioVentures III LLC and MPM Asset Management Investors 2004 BVIII LLC.

CUSIP No.	42224H104

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Dennis Henner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,959,686 (2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,959,686 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,959,686 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

17.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) This Schedule is filed by MPM BioVentures III, L.P., MPM BioVentures III-QP, L.P., MPM BioVentures III GmbH & Co. Beteiligungs KG, MPM BioVentures III Parallel Fund, L.P., MPM BioVentures III GP, L.P., MPM BioVentures III LLC, and MPM Asset Management Investors 2004 BVIII LLC (collectively, the “MPM Entities”) and Luke Evnin, Ansbert Gadicke, Nicholas Galakatos, Dennis Henner, Nicholas Simon III, Michael Steinmetz and Kurt Wheeler (collectively, the “Listed Persons” and together with the MPM Entities, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes the following shares of common stock of the Issuer: 194,603 shares held by MPM BioVentures III, L.P., 2,894,006 shares held by MPM BioVentures III-QP, L.P., 244,571 shares held by MPM BioVentures III GmbH & Co. Beteiligungs KG, 87,409 shares held by MPM BioVentures III Parallel Fund, L.P. and 68,801 shares held by MPM Asset Management Investors 2004 BVIII LLC. Also includes the following shares of common stock of the Issuer that may be acquired upon conversion of 8% Convertible Notes within 60 days of this report: 26,228 shares held by MPM BioVentures III, L.P., 390,051 shares held by MPM BioVentures III-QP, L.P., 32,963 shares held by MPM BioVentures III GmbH & Co. Beteiligungs KG, 11,781 shares held by MPM BioVentures III Parallel Fund, L.P. and 9,273 shares held by MPM Asset Management Investors 2004 BVIII LLC. MPM BioVentures III GP, L.P. and MPM BioVentures III LLC are the direct and indirect general partners of MPM BioVentures III, L.P., MPM BioVentures III QP, L.P., MPM BioVentures III GmbH & Co. Beteiligungs KG and MPM BioVentures III Parallel Fund, L.P. Luke Evnin, Ansbert Gadicke, Nicholas Galakatos, Dennis Henner, Nicholas Simon III, Michael Steinmetz and Kurt Wheeler are the members of MPM BioVentures III LLC and MPM Asset Management Investors 2004 BVIII LLC.

CUSIP No.	42224H104

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Nicholas Simon III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,959,686 (2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,959,686 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,959,686 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

17.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) This Schedule is filed by MPM BioVentures III, L.P., MPM BioVentures III-QP, L.P., MPM BioVentures III GmbH & Co. Beteiligungs KG, MPM BioVentures III Parallel Fund, L.P., MPM BioVentures III GP, L.P., MPM BioVentures III LLC, and MPM Asset Management Investors 2004 BVIII LLC (collectively, the “MPM Entities”) and Luke Evnin, Ansbert Gadicke, Nicholas Galakatos, Dennis Henner, Nicholas Simon III, Michael Steinmetz and Kurt Wheeler (collectively, the “Listed Persons” and together with the MPM Entities, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes the following shares of common stock of the Issuer: 194,603 shares held by MPM BioVentures III, L.P., 2,894,006 shares held by MPM BioVentures III-QP, L.P., 244,571 shares held by MPM BioVentures III GmbH & Co. Beteiligungs KG, 87,409 shares held by MPM BioVentures III Parallel Fund, L.P. and 68,801 shares held by MPM Asset Management Investors 2004 BVIII LLC. Also includes the following shares of common stock of the Issuer that may be acquired upon conversion of 8% Convertible Notes within 60 days of this report: 26,228 shares held by MPM BioVentures III, L.P., 390,051 shares held by MPM BioVentures III-QP, L.P., 32,963 shares held by MPM BioVentures III GmbH & Co. Beteiligungs KG, 11,781 shares held by MPM BioVentures III Parallel Fund, L.P. and 9,273 shares held by MPM Asset Management Investors 2004 BVIII LLC. MPM BioVentures III GP, L.P. and MPM BioVentures III LLC are the direct and indirect general partners of MPM BioVentures III, L.P., MPM BioVentures III QP, L.P., MPM BioVentures III GmbH & Co. Beteiligungs KG and MPM BioVentures III Parallel Fund, L.P. Luke Evnin, Ansbert Gadicke, Nicholas Galakatos, Dennis Henner, Nicholas Simon III, Michael Steinmetz and Kurt Wheeler are the members of MPM BioVentures III LLC and MPM Asset Management Investors 2004 BVIII LLC.

CUSIP No.	42224H104

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Michael Steinmetz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,959,686 (2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,959,686 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,959,686 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

17.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) This Schedule is filed by MPM BioVentures III, L.P., MPM BioVentures III-QP, L.P., MPM BioVentures III GmbH & Co. Beteiligungs KG, MPM BioVentures III Parallel Fund, L.P., MPM BioVentures III GP, L.P., MPM BioVentures III LLC, and MPM Asset Management Investors 2004 BVIII LLC (collectively, the “MPM Entities”) and Luke Evnin, Ansbert Gadicke, Nicholas Galakatos, Dennis Henner, Nicholas Simon III, Michael Steinmetz and Kurt Wheeler (collectively, the “Listed Persons” and together with the MPM Entities, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes the following shares of common stock of the Issuer: 194,603 shares held by MPM BioVentures III, L.P., 2,894,006 shares held by MPM BioVentures III-QP, L.P., 244,571 shares held by MPM BioVentures III GmbH & Co. Beteiligungs KG, 87,409 shares held by MPM BioVentures III Parallel Fund, L.P. and 68,801 shares held by MPM Asset Management Investors 2004 BVIII LLC. Also includes the following shares of common stock of the Issuer that may be acquired upon conversion of 8% Convertible Notes within 60 days of this report: 26,228 shares held by MPM BioVentures III, L.P., 390,051 shares held by MPM BioVentures III-QP, L.P., 32,963 shares held by MPM BioVentures III GmbH & Co. Beteiligungs KG, 11,781 shares held by MPM BioVentures III Parallel Fund, L.P. and 9,273 shares held by MPM Asset Management Investors 2004 BVIII LLC. MPM BioVentures III GP, L.P. and MPM BioVentures III LLC are the direct and indirect general partners of MPM BioVentures III, L.P., MPM BioVentures III QP, L.P., MPM BioVentures III GmbH & Co. Beteiligungs KG and MPM BioVentures III Parallel Fund, L.P. Luke Evnin, Ansbert Gadicke, Nicholas Galakatos, Dennis Henner, Nicholas Simon III, Michael Steinmetz and Kurt Wheeler are the members of MPM BioVentures III LLC and MPM Asset Management Investors 2004 BVIII LLC.

CUSIP No.	42224H104

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Kurt Wheeler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,959,686 (2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,959,686 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,959,686 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

17.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) This Schedule is filed by MPM BioVentures III, L.P., MPM BioVentures III-QP, L.P., MPM BioVentures III GmbH & Co. Beteiligungs KG, MPM BioVentures III Parallel Fund, L.P., MPM BioVentures III GP, L.P., MPM BioVentures III LLC, and MPM Asset Management Investors 2004 BVIII LLC (collectively, the “MPM Entities”) and Luke Evnin, Ansbert Gadicke, Nicholas Galakatos, Dennis Henner, Nicholas Simon III, Michael Steinmetz and Kurt Wheeler (collectively, the “Listed Persons” and together with the MPM Entities, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes the following shares of common stock of the Issuer: 194,603 shares held by MPM BioVentures III, L.P., 2,894,006 shares held by MPM BioVentures III-QP, L.P., 244,571 shares held by MPM BioVentures III GmbH & Co. Beteiligungs KG, 87,409 shares held by MPM BioVentures III Parallel Fund, L.P. and 68,801 shares held by MPM Asset Management Investors 2004 BVIII LLC. Also includes the following shares of common stock of the Issuer that may be acquired upon conversion of 8% Convertible Notes within 60 days of this report: 26,228 shares held by MPM BioVentures III, L.P., 390,051 shares held by MPM BioVentures III-QP, L.P., 32,963 shares held by MPM BioVentures III GmbH & Co. Beteiligungs KG, 11,781 shares held by MPM BioVentures III Parallel Fund, L.P. and 9,273 shares held by MPM Asset Management Investors 2004 BVIII LLC. MPM BioVentures III GP, L.P. and MPM BioVentures III LLC are the direct and indirect general partners of MPM BioVentures III, L.P., MPM BioVentures III QP, L.P., MPM BioVentures III GmbH & Co. Beteiligungs KG and MPM BioVentures III Parallel Fund, L.P. Luke Evnin, Ansbert Gadicke, Nicholas Galakatos, Dennis Henner, Nicholas Simon III, Michael Steinmetz and Kurt Wheeler are the members of MPM BioVentures III LLC and MPM Asset Management Investors 2004 BVIII LLC.

Item 7. Material to be Filed as Exhibits.
SIGNATURES
Exhibit Index

Item 1. Security and Issuer.
This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of PharmAthene, Inc., a Delaware corporation (formerly known as HealthCare Acquisition Corp. (the “Issuer”). The Issuer’s principal executive office is located at One Park Place, Suite 450, Annapolis, MD 21401.
Item 2. Identity and Background.
     (a) The persons filing this statement are MPM BioVentures III, L.P., MPM BioVentures III-QP, L.P., MPM BioVentures III GmbH & Co. Beteiligungs KG, MPM BioVentures III Parallel Fund, L.P. and MPM Asset Management Investors 2004 BVIII LLC (collectively, the “MPM Entities”) and Luke Evnin, Ansbert Gadicke, Nicholas Galakatos, Dennis Henner, Nicholas Simon III, Michael Steinmetz and Kurt Wheeler (collectively, the “Listed Persons” and together with the MPM Entities, the “Reporting Persons”).
     (b) The address of the principal place of business of each of the Reporting Persons is The John Hancock Tower, 200 Clarendon Street, 544h Floor, Boston, Massachusetts 02116.
     (c) The principal business of each of the MPM Entities is the venture capital investment business. Each of the Listed Persons is a general partner of various venture capital investment funds.
     (d) During the last five years, none of the Reporting Persons, to the knowledge of the MPM Entities, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the last five years, none of the Reporting Persons, to the knowledge of the MPM Entities, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Each of the MPM Entities is a Delaware limited partnership or limited liability company, with the exception of MPM BioVentures III GmbH & Co. Beteiligungs KG, which is a German limited partnership. Each of the Listed Persons is a citizen of the United States.
In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managers and each other person controlling the general partners of the MPM Entities required by Item 2 of Schedule 13D is listed on Schedule 1 hereto and is incorporated by reference herein.
Item 3. Source and Amount of Funds or Other Consideration.
The MPM Entities acquired 250,000 shares of the Common Stock in broker’s transactions, as follows: 125,000 of these shares were purchased at a price of $7.66 per share on August 3, 2007, for an aggregate purchase price of $957,500, and 125,000 of these shares were purchased at a price of $7.70 per share on August 7, 2007, for an aggregate purchase price of $962,500. Both of these purchases were made with working capital of the MPM Entities. In addition, on August 3, 2007, the MPM Entities acquired an aggregate of 3,239,390 shares of Common Stock of the Issuer and an 8% Convertible Note to purchase an aggregate of 470,296 shares of the Common Stock of the Issuer at $10.00 per share (the “8% Convertible Note”) pursuant to the terms of the Agreement and Plan of Merger (the “Merger Agreement”), described in more detail below, by and among the Issuer (formerly named Healthcare Acquisition Corporation, or

“HAQ”), PAI Acquisition Corp., a Delaware corporation and a direct, wholly-owned subsidiary of Issuer, and PharmAthene, Inc., a Delaware corporation (“Old PharmAthene”) (the “Merger”). On August 3, 2007, the effective date of the merger (the “Effective Date”), all outstanding shares of common stock and preferred stock of Old PharmAthene were canceled and converted into Common Stock of the Issuer. At the same time, existing convertible debt of Old PharmAthene was exchanged by the holders thereof into newly issued convertible debt of Issuer, as described in more detail under Item 6. Upon consummation of the merger transactions, Issuer changed its name to PharmAthene, Inc. The MPM Entities originally funded the acquisitions of Old PharmAthene’s preferred stock and convertible notes with $20,786,979.58 from working capital and funds available for investment.
Items 4 through 6 of this Statement are hereby incorporated by reference into this Item 3.
Item 4. Purpose of Transaction.
The 3,239,390 shares of the Common Stock of the Issuer and the 470,296 shares of the Common Stock of the Issuer underlying the 8% Convertible Note described in Item 3 above were acquired in the Merger. In addition, the 125,000 shares of the Common Stock of the Issuer acquired by the MPM Entities in broker’s transactions on each of August 3, 2007 and August 7, 2007 for an aggregate of 250,000 shares of the Common Stock of the Issuer were acquired in conjunction with purchases by John Pappajohn, Derace Schaffer, Matthew Kinley, David Wright and HealthCare Ventures VII, L.P. in furtherance of the Merger to ensure that the Merger was approved by the Issuer’s stockholders. It is possible that a Section 13(d) group was formed at the time of these purchases. Any such Section 13(d) group that may have been formed as a result of such concerted action was disbanded immediately following the vote and the resulting consummation of the Merger and, as such, this Schedule 13D only reports those shares of the Common Stock owned by the MPM Entities and the Listed Persons. Please refer to Item 3 above and Item 5 below for a description of the shares of Common Stock acquired by the MPM Entities and the Listed Persons.
Pursuant to an assignment agreement and upon the consummation of the Merger, the MPM Entities assigned their right to receive an aggregate of 92,463 shares of the Issuer’s Common Stock that would otherwise be received by the MPM Entities as part of the Merger. This right was assigned to certain third party investors (the “New Investors”) in privately negotiated transactions as an inducement to the New Investors purchasing a significant number of the shares of the Issuer’s Common Stock from stockholders of the Issuer who were stockholders of the Issuer as of the Record Date and who delivered proxy cards indicating a vote against the Merger or who intended to vote against the Merger. HealthCare Ventures VII, L.P. and funds affiliated with Bear Stearns Health Innoventures Management LLC also entered into assignment agreements with the New Investors.
The MPM Entities acquired securities of the Issuer for investment purposes, except as otherwise stated herein. Subject to the foregoing, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Issuer’s common stock to become eligible for termination of registration under Section 12(g) of the Act. The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of common stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the common stock beneficially owned by them (or any shares of common stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

In accordance with the Merger Agreement, as further described in Item 6 below, Steven St. Peter, M.D. was appointed as a director of the Issuer on August 6, 2007 as one of three directors appointed by the holders of the 8% Convertible Notes.
Item 5. Interest in Securities of the Issuer.
The information in this Item 5(a) and in Item 13 of each cover page to this Statement (i) is based on 22,086,949 shares of Common Stock outstanding as of August 13, 2007 and (ii) gives effect to the conversion into Common Stock of all of the principal amount of 8% Convertible Notes (the “Notes”) held by the Reporting Persons. The Notes are convertible into shares of the Issuer’s Common Stock at $10.00 per share.
(a) — (b) The following information with respect to the ownership of the common stock of the Issuer by the persons filing this Statement is provided as of August 13, 2007:

	Shares
	Issuable
	Upon
	Conversion
	of Notes	Shares	Sole	Shared	Sole	Shared
	Held	Held	Voting	Voting	Dispositive	Dispositive	Beneficial	Percentage
MPM Entity	Directly	Directly	Power	Power	Power	Power	Ownership	of Class
MPM BioVentures III, L.P.	26,228	194,603	220,831	0	220,831	0	220,831	1.0%
MPM BioVentures III-QP, L.P.	390,051	2,894,006	3,284,057	0	3,284,057	0	3,284,057	14.6%
MPM BioVentures III GmbH & Co.
Beteiligungs KG	32,963	244,571	277,534	0	277,534	0	277,534	1.3%
MPM BioVentures III Parallel Fund, L.P.	11,781	87,409	99,190	0	99,190	0	99,190	0.4%
MPM Asset Management Investors 2004 BVIII LLC	9,273	68,801	78,074	0	78,074	0	78,074	0.4%
MPM BioVentures III GP, L.P.(1)	0	0	0	3,959,686	0	3,959,686	3,959,686	17.6%
MPM BioVentures III LLC(1)	0	0	0	3,959,686	0	3,959,686	3,959,686	17.6%
Luke Evnin(1)	0	0	0	3,959,686	0	3,959,686	3,959,686	17.6%
Ansbert Gadicke(1)(2)	0	1,021	1,021	3,959,686	1,021	3,959,686	3,960,707	17.6%
Nicholas Galakatos(1)	0	0	0	3,959,686	0	3,959,686	3,959,686	17.6%
Dennis Henner	0	0	0	3,959,686	0	3,959,686	3,959,686	17.6%
Nicholas Simon III(1)	0	0	0	3,959,686	0	3,959,686	3,959,686	17.6%
Michael Steinmetz(1)	0	0	0	3,959,686	0	3,959,686	3,959,686	17.6%
Kurt Wheeler(1)	0	0	0	3,959,686	0	3,959,686	3,959,686	17.6%

(1) MPM BioVentures III GP, L.P. and MPM BioVentures III LLC own no securities of the Issuer directly. MPM BioVentures III GP, L.P. and MPM BioVentures III LLC are the direct and indirect general partners of MPM BioVentures III-QP, L.P., MPM BioVentures III, L.P., MPM BioVentures III Parallel Fund, L.P. and MPM BioVentures III GmbH & Co. Beteiligungs KG. Luke Evnin, Ansbert Gadicke, Nicholas Galakatos, Dennis Henner, Nicholas Simon III, Michael Steinmetz and Kurt Wheeler are the members of MPM BioVentures III LLC and MPM Asset Management Investors 2004 BVIII LLC.
(2) Represents shares of common stock of the Issuer underlying an option to purchase shares of common stock that has vested or will vest within 60 days of this report.
     (c) During the past 60 days, the MPM Entities purchased the following shares of the Issuer’s Common Stock in brokers transactions:

		Number of
	Date of	Shares
MPM Entity	Transaction	Purchased	Price Per Unit
MPM BioVentures III, L.P.	August 3, 2007	6,971	$7.66
	August 7, 2007	6,971	$7.70

MPM BioVentures III-QP, L.P.	August 3, 2007	103,672	$7.66
	August 7, 2007	103,672	$7.70

MPM BioVentures III GmbH	August 3, 2007	8,761	$7.66
& Co. Beteiligungs KG	August 7, 2007	8,761	$7.70

MPM BioVentures III	August 3, 2007	3,131	$7.66
Parallel Fund, L.P.	August 7, 2007	3,131	$7.70

MPM Asset Management	August 3, 2007	2,465	$7.66
Investors 2004 BVIII LLC	August 7, 2007	2,465	$7.70
     It is possible that a Section 13(d) group was formed at the time of these purchases. Any such Section 13(d) group that may have been formed as a result of such concerted action was disbanded immediately following the vote and the resulting consummation of the Merger and, as such, this Schedule 13D only reports those shares of the Common Stock owned by the MPM Entities and the Listed Persons.
     In addition, during the past 60 days:
(i) MPM BioVentures III, L.P. acquired 159,091 shares of the Issuer’s Common Stock in exchange for 880,971 shares of Series B Convertible Preferred Stock of Old PharmAthene, 26,726 shares of the Issuer’s Common Stock in exchange for 119,206 shares of Series C Convertible Preferred Stock of Old PharmAthene and 26,228 shares of the Issuer’s Common Stock underlying the 8% Convertible Note in exchange for the Old PharmAthene note in the principal amount of $246,830.64, plus accrued interest.
(ii) MPM BioVentures III-QP, L.P. acquired 2,365,898 shares of the Issuer’s Common Stock in exchange for 13,101,190 shares of Series B Convertible Preferred Stock of Old PharmAthene, 397,450 shares of the Issuer’s Common Stock in exchange for 1,772,752 shares of Series C Convertible Preferred Stock of Old PharmAthene and 390,051 shares of the Issuer’s Common Stock underlying the 8% Convertible Note in exchange for the Old PharmAthene note in the principal amount of $3,670,694.98, plus accrued interest.

(iii) MPM BioVentures III GmbH & Co. Beteiligungs KG acquired 199,941 shares of the Issuer’s Common Stock in exchange for 1,107,177 shares of Series B Convertible Preferred Stock of Old PharmAthene, 33,588 shares of the Issuer’s Common Stock in exchange for 149,815 shares of Series C Convertible Preferred Stock of Old PharmAthene and 32,963 shares of the Issuer’s Common Stock underlying the 8% Convertible Note in exchange for the Old PharmAthene note in the principal amount of $310,209.24, plus accrued interest.
(iv) MPM BioVentures III Parallel Fund, L.P. acquired 71,458 shares of the Issuer’s Common Stock in exchange for 395,702 shares of Series B Convertible Preferred Stock of Old PharmAthene, 12,004 shares of the Issuer’s Common Stock in exchange for 53,543 shares of Series C Convertible Preferred Stock of Old PharmAthene and 11,781 shares of the Issuer’s Common Stock underlying the 8% Convertible Note in exchange for the Old PharmAthene note in the principal amount of $110,867.81, plus accrued interest.
(v) MPM Asset Management Investors 2004 BVIII LLC acquired 56,245 shares of the Issuer’s Common Stock in exchange for 311,460 shares of Series B Convertible Preferred Stock of Old PharmAthene, 9,449 shares of the Issuer’s Common Stock in exchange for 42,144 shares of Series C Convertible Preferred Stock of Old PharmAthene and 9,273 shares of the Issuer’s Common Stock underlying the 8% Convertible Note in exchange for the Old PharmAthene note in the principal amount of $87,264.86, plus accrued interest.
As described in Item 4 above, pursuant to an assignment agreement and upon the consummation of the Merger, the MPM Entities assigned their right to receive an aggregate of 92,463 shares of the Issuer’s Common Stock that would otherwise be received by the MPM Entities as part of the Merger. This right was assigned to the New Investors in privately negotiated transactions as an inducement to the New Investors purchasing a significant number of the shares of the Issuer’s Common Stock from stockholders of the Issuer who were stockholders of the Issuer as of the Record Date and who delivered proxy cards indicating a vote against the Merger or who intended to vote against the Merger. HealthCare Ventures VII, L.P. and funds affiliated with Bear Stearns Health Innoventures Management LLC also entered into assignment agreements with the New Investors.
(d) Inapplicable.
(e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
MERGER AGREEMENT
Upon the consummation of the Merger, PAI Acquisition Corp., a newly formed, wholly-owned subsidiary of the Issuer, was merged into Old PharmAthene. Old PharmAthene survived the Merger as a wholly-owned subsidiary of the Issuer, and stockholders of Old PharmAthene exchanged their Old PharmAthene equity interests for an aggregate of 12,500,000 shares of the Issuer’s Common Stock, thereby becoming equity holders of the Issuer. Stockholders of Old PharmAthene also may potentially be entitled to milestone payments not to exceed $10,000,000 in the aggregate. Noteholders of Old PharmAthene exchanged their outstanding 8% convertible notes of Old PharmAthene (including accrued interest thereon) for new 8% convertible notes of Issuer in the aggregate principal amount of $12,500,000 with a maturity date two years from the date of issuance. The total merger consideration had a potential aggregate value of $112,500,000 (based upon the Issuer’s common stock price of $7.20 per share on July 10, 2007 and assuming all of the milestone payments are made).
STOCK ESCROW AGREEMENT
Under the terms of the Merger Agreement, the stockholders, optionholders and warrantholders of Old PharmAthene agreed to indemnify the Issuer for the breach of any representations or warranties or covenants by Old PharmAthene and agreed that 1,375,000 shares of Common Stock from the merger consideration will be placed into escrow to be used to satisfy any claims (the “Escrow Shares”). The indemnification is subject to a limitation that Issuer incur damages of at least $500,000 prior to making any claim. Further, the indemnification obligation is limited solely and exclusively to the Escrow Shares.
In accordance with the Stock Escrow Agreement entered into in connection with these escrow arrangements, the MPM Entities placed an aggregate of 313,790 shares of Common Stock received as merger consideration into escrow in the following amounts: MPM BioVentures III, L.P. (17,500 shares), MPM BioVentures III-QP, L.P. (260,249 shares), MPM BioVentures III GmbH & Co. Beteiligungs KG (21,994 shares), MPM BioVentures III Parallel Fund, L.P. (7,860 shares) and MPM Asset Management Investors 2004 BVIII LLC (6,187 shares).
The Escrow Shares will be held in escrow until satisfaction of any claims. Any claims by Issuer against the shares must be made within 12 months of closing of the Merger. For purposes of determining the number of shares required to settle any claim for which Issuer is entitled to indemnification, the parties have agreed to assign a value equal to the average reported last sales price for the ten trading days ending on the last day prior to the date that the claim for indemnification is publicly disclosed (or if there is no public disclosure, the date on which the indemnification notice is received) and the ten trading days after such date. Issuer and the Old PharmAthene stockholders, optionholders and warrantholders, in each case, have appointed a representative who will have the power and authority to negotiate and settle claims. Additionally, the representatives of the two parties can mutually agree to a different value of the escrowed shares in order to settle third parties claims, or use the shares to actually settle any claim. Mr. John Pappajohn has been appointed to serve as Issuer’s representative and MPM BioVentures III-QP, L.P. has been appointed to serve as the representative of the Old PharmAthene stockholders, optionholders and warrantholders.
LOCKUP AGREEMENT

As a condition to the closing of the Merger, substantially all of the holders of capital stock and all of the noteholders of Old PharmAthene, including the MPM Entities, entered into a lock-up agreement with the Issuer covering the shares of Issuer common stock that it received in the Merger or that it may acquire in the future, subject to certain limitations. This agreement provides that, subject to certain exceptions, the parties thereto may not offer, pledge, sell, or otherwise dispose of or transfer any shares of Common Stock, or any options or warrants to purchase any shares of Common Stock, or any securities convertible into or exchangeable or exercisable for Common Stock, following the closing of the Merger. In addition, the parties may not enter into any swap or any other agreement or any transaction that transfers the economic consequence of ownership of such Common Stock during such period. Fifty percent of the shares of Common Stock subject to the lock-up agreements shall be released from the lock-up six months following the Effective Date of the Merger, and all shares of Common Stock subject to the lock-up shall be released from the lock-up agreement twelve months following the Effective Date of the Merger.
DESCRIPTION OF 8% CONVERTIBLE NOTES
Pursuant to the terms of the Merger Agreement, at the Effective Date, Issuer issued a new series of 8% senior unsecured convertible notes (the “8% Convertible Notes”) to the holders of Old PharmAthene’s previously outstanding 8% convertible notes (the “Old Notes”). The 8% Convertible Notes were issued in the aggregate principal amount of $12,500,000 and replaced the Old Notes in the principal amount of $11,800,000. The 8% Convertible Notes are obligations of the Issuer, not Old PharmAthene, and have a maturity date two years from the date of issuance. The 8% Convertible Notes were issued pursuant to the terms of a Note Exchange Agreement, executed at the closing of the Merger, between and among Issuer and the holders of the Old Notes (the “Note Exchange Agreement”).
The 8% Convertible Notes accrue simple interest at 8% per annum (based upon a 360 day year), except, after an event of default, the interest rate will increase to 12% per annum. Such interest shall only be payable upon repayment of the notes. Prior to the payment of interest upon repayment, interest shall accrue at the applicable interest rate and be payable by way of inclusion of the interest in the “conversion amount” as defined in the notes. The maturity date for payment of all principal and interest on the new notes is two years from the Effective Date.
The principal amount of the 8% Convertible Notes and any accrued interest are convertible into shares of Issuer’s Common Stock at the option of the holders at any time based upon an initial conversion rate of $10.00 per share. The noteholder is required to provide Issuer with a written notice of the amount of his/her/its note to be converted. If Issuer fails to deliver a share certificate to the holder requesting conversion within seven business days of the request to convert, Issuer may incur a penalty equal to 1.5% per day of the product of the number of shares to which the holder is entitled and the closing sale price of Issuer’s Common Stock on the day of the request for conversion.
The conversion rate is not subject to adjustment except for certain corporate events such as stock splits, subdivisions, combinations, dividends and similar transactions. There are no “price protection” adjustments which otherwise would require an adjustment in the conversion ratio as a result of the sale or issuance by the Issuer of shares of its Common Stock.
Upon a “change of control” as defined in the 8% Convertible Notes, any holder of a note may require Issuer to redeem all (but not less than all) of such note for a price equal to the principal amount then outstanding, together with accrued and unpaid interest and any accrued and unpaid late charges with respect to such principal and interest, provided, however, that the Issuer will not be required to redeem any of the 8% Convertible Notes upon a change of control unless at least two-thirds of the aggregate principal amount of the 8% Convertible Notes then outstanding submit optional change of control redemption notices.

A “change of control” generally means (1) Issuer shall (a) a consolidate or merge with or into another person or subsidiary of another person unless the beneficial owners of Issuer’s then outstanding voting securities immediately prior to such transaction beneficially own securities representing 50% or more of the aggregate voting power of then outstanding voting securities of the resulting or acquiring corporation (or any parent thereof), or their equivalent if other than a corporation, or (b) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of Issuer to another person, or (c) be the subject of a purchase, tender or exchange offer that is accepted by the holders of more than the 50% of the outstanding shares of Common Stock (not including any shares of Common Stock held by the person or persons making or party to, or associated or affiliated with the persons making or party to, such purchase, tender or exchange offer), or (d) consummate a stock purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another person whereby such other person or parent of such other person acquires more than 50% of the outstanding shares of Common Stock (not including any shares of Common Stock held by the other person or other persons making or party to, or associated or affiliated with the other persons making or party to, such stock purchase agreement or other business combination), (2) any time Issuer’s continuing directors do not constitute a majority of the Issuer’s Board of Directors (or, if applicable, a successor entity), or (3) a termination of trading of the Common Stock.
Upon a “significant transaction” as defined in the notes, noteholders may require the Issuer to redeem all (but not less than all) of their 8% Convertible Notes for a price equal to the principal amount then outstanding, together with accrued and unpaid interest with respect to such principal and any accrued and unpaid late charges with respect to such principal and interest. A “significant transaction” generally means any “fundamental transaction” as defined in the note or other corporate transaction, or series of transactions, (including but not limited to, any acquisition, disposition, merger, license or collaboration, joint venture, financing or securities offering) that would result in either (x) the issuance of Common Stock and/or convertible securities that would exceed 40% of the Common Stock outstanding prior to the transaction or (y) the payment or receipt of cash or other consideration of in excess of $25 million, unless such transaction has been approved by the two-thirds of the aggregate principal amount of the 8% Convertible Notes then outstanding.
Commencing upon the one year anniversary of the Effective Date, the Issuer can prepay the 8% Convertible Notes, in full or in part, plus accrued and unpaid interest, on not less than 30 days’ but not more than 60 days’ prior notice. During such notice period, the note holders can convert their 8% Convertible Notes into Issuer’s Common Stock at the then current conversion price. If the Issuer sends a notice to the holders stating that it is redeeming the 8% Convertible Notes, and then fails to pay the redemption price within five business days of the date set for redemption, the holders can request that the Issuer re-issue the notes surrendered for redemption or conversion and the Issuer will be required to reduce the conversion price of the 8% Convertible Notes to equal the lower of (a) the then-existing conversion price and (b) the lowest closing bid price of its Common Stock during the redemption period.
Upon the closing of the Merger, as required by the Note Exchange Agreement and the Merger Agreement, the Issuer filed an amendment to its articles of incorporation that (i) requires the Issuer to maintain a Board of Directors with no more than seven members, and requires that each committee of the Board would have no more than three members; and (ii) provides that three members of the Board of Directors shall be elected by holders of two-thirds of the outstanding principal amount of the 8% Convertible Notes, voting as a class and that, subject to applicable law, two of the directors appointed by the noteholders (chosen by majority vote of the noteholders) will have the right, but not the obligation, to serve as members of the committees of the Board of Directors of Issuer. The provisions of the Issuer’s certificate of incorporation that relate to the board rights described above will apply only so long as 30% of the original $12.5 million principal amount of the notes remain outstanding.

Upon an event of default the principal and accrued interest becomes due and payable. As defined under the notes, an event of default includes the following events: (1) the Issuer’s failure to pay to the noteholder any amount of principal when and as due; (2) the Issuer’s failure to pay to the noteholder any amount of interest, late charges or other amounts when and as due under the 8% Convertible Notes if such failure continues for a period of at least thirty business days; (3) any acceleration prior to maturity of any indebtedness of the Issuer or any of its subsidiaries which individually or in the aggregate is equal to or greater than $250,000 in principal amount; (4) certain bankruptcy events with respect to the Issuer or its material subsidiaries; (5) certain judgments for the payment of money in the amount in excess of $5 million remaining unpaid for sixty days after the entry of such judgments; (6) a breach of a representation, warranty or covenant of the Issuer in the Merger Agreement, Note Exchange Agreement and Registration Rights Agreement that continues for at least thirty days after notice to the Issuer from a noteholder; and (7) failure of the Issuer to appoint the noteholder representatives to its Board, described above, as required.
REGISTRATION RIGHTS AGREEMENT
On the Effective Date, in connection with the closing of the Merger, the Issuer entered into a Registration Rights Agreement with the MPM Entities and other holders of Old PharmAthene equity securities. Under the Registration Rights Agreement, the Issuer agreed to file a shelf registration statement with the Securities and Exchange Commission within 60 days of the Effective Date in order to register for resale all shares of Common Stock held by the parties to the Registration Rights Agreement, including shares of Common Stock issuable upon conversion of the 8% Convertible Notes. The Issuer agreed to cause the registration statement to become effective as soon as possible after filing it, and to keep the registration statement continuously effective until such time as all registered securities have been sold. Holders of a majority of the then-outstanding “Registrable Securities,” as defined in the Registration Rights Agreement, can also demand that Issuer make two additional registrations at any time that is 180 days after the Effective Date, but before the fifth year anniversary of the Merger. If holders of two-thirds of the Registrable Securities request, any registration statement filed pursuant to the demand provisions of the Registration Rights Agreement will be made with respect to an underwritten offering. Parties to the Registration Rights Agreement also have standard piggy-back rights which would permit them to include shares on another registration statement prepared and filed by the Issuer. The Issuer and each other party to the Registration Rights Agreement, including the MPM Entities, have agreed to indemnify the other with respect to certain liabilities that may be incurred under the Securities Act of 1933, as amended.
MILESTONE PAYMENTS
Pursuant to the terms of the Merger Agreement, the Issuer has agreed that the Old PharmAthene stockholders, including the MPM Entities, would be entitled to additional consideration (the “Milestone Payments”) equal to 10% of the actual collections on gross sales of Valortim to the United States federal government (or a department thereof) until the earlier of (A) December 31, 2009, or (B) the time at which total aggregate milestone payments to such holders equals $10 million. The Milestone Payments are conditioned upon receipt by the Issuer of an award, procurement or other contract (x) on or before December 31, 2007; (y) which provides for a procurement by the U.S. government (or a department thereof) of doses or treatments equal to or greater than 60,000; and (z) with a total contract value of $150 million or more. If these conditions are not satisfied, no Milestone Payments will be paid or due. Any Milestone Payments owed will be determined, in arrears, by the Issuer within forty-five days of the end of each fiscal quarter based on actual collections from the U.S. government (or a department thereof) of gross sales, and will be paid within three business days of such determination.

OTHER RELATIONSHIPS
The 125,000 shares of the Common Stock of the Issuer acquired by the MPM Entities in broker’s transactions on each of August 3, 2007 and August 7, 2007 for an aggregate of 250,000 shares of the Common Stock of the Issuer were acquired in conjunction with purchases by John Pappajohn, Derace Schaffer, Matthew Kinley, David Wright and HealthCare Ventures VII, L.P. in furtherance of the Merger to ensure that the Merger was approved by the Issuer’s stockholders. It is possible that a Section 13(d) group was formed at the time of these purchases. Any such Section 13(d) group that may have been formed as a result of such concerted action was disbanded immediately following the vote and the resulting consummation of the Merger and, as such, this Schedule 13D only reports those shares of the Common Stock owned by the MPM Entities and the Listed Persons. Please refer to Items 3 above and 5 below for a description of the shares of Common Stock acquired by the MPM Entities.
     As described above, pursuant to an assignment agreement and upon the consummation of the Merger, the MPM Entities assigned their right to receive an aggregate of 92,463 shares of the Issuer’s Common Stock that would otherwise be received by the MPM Entities as part of the Merger. This right was assigned to the New Investors in privately negotiated transactions as an inducement to the New Investors purchasing a significant number of the shares of the Issuer’s Common Stock from stockholders of the Issuer who were stockholders of the Issuer as of the Record Date and who delivered proxy cards indicating a vote against the Merger or who intended to vote against the Merger. The MPM Entities assigned the following shares: MPM BioVentures III, L.P. (5,157 shares), MPM BioVentures III-QP, L.P. (76,686 shares), MPM BioVentures III GmbH & Co. Beteiligungs KG (6,481 shares), MPM BioVentures III Parallel Fund, L.P. (2,316 shares) and MPM Asset Management Investors 2004 BVIII LLC (1,823 shares).
INCORPORATION BY REFERENCE
The descriptions of the Merger Agreement, the Note Exchange Agreement, the 8% Convertible Notes, the Registration Rights Agreement, the Lock-Up Agreement and the Stock Escrow Agreement are qualified in their entirety by reference to the instruments filed as exhibits to this Statement, which are incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
1	Joint Filing Statement dated as of August 13, 2007 by and among the Reporting Persons.

2	Agreement and Plan of Merger. Filed as Annex A to the Issuer’s definitive proxy statement on Schedule 14A filed with the Commission on July 16, 2007 and incorporated by reference herein.

3	Form of Note Exchange Agreement. Filed as Exhibit 4.1 to the Issuer’s current report on Form 8-K filed with the Commission on January 22, 2007 and incorporated by reference herein.

4	Form of 8% Convertible Note. Filed as Exhibit 4.2 to the Issuer’s current report on Form 8-K filed with the Commission on January 22, 2007 and incorporated by reference herein.

5	Form of Registration Rights Agreement. Filed as Exhibit 10.1 to the Issuer’s current report on Form 8-K filed with the Commission on January 22, 2007 and incorporated by reference herein.

6	Form of Lock-Up Agreement. Filed as Exhibit 10.2 to the Issuer’s current report on Form 8-K filed with the Commission on January 22, 2007 and incorporated by reference herein.

7	Stock Escrow Agreement, dated August 3, 2007, by and among the Issuer, a representative of the former stockholders and option holders of PharmAthene, Inc. and Continental Stock Transfer and Trust Company. Filed as Exhibit 10.10 to the Issuer’s current report on Form 8-K filed with the Commission on August 9, 2007 and incorporated by reference herein.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 13, 2007

MPM BioVentures III, L.P.
By:	MPM BioVentures III GP, L.P.,
its General Partner

By:	MPM BioVentures III LLC,
its General Partner

By:	/s/ Luke Evnin
Name:	Luke Evnin
Title:	Series A Member

MPM BioVentures III-QP, L.P.
By:	MPM BioVentures III GP, L.P.,
its General Partner

By:	MPM BioVentures III LLC,
its General Partner

	By:	/s/ Luke Evnin
	Name:	Luke Evnin
	Title:	Series A Member

MPM BioVentures III GmbH & Co. Beteiligungs KG
By:	MPM BioVentures III GP, L.P.,
its General Partner

By:	MPM BioVentures III LLC,
its General Partner

	By:	/s/ Luke Evnin

	Name:	Luke Evnin
	Title:	Series A Member

MPM BioVentures III Parallel Fund, L.P.
By:	MPM BioVentures III GP, L.P.,
its General Partner

By:	MPM BioVentures III LLC,
its General Partner

	By:	/s/ Luke Evnin

	Name:	Luke Evnin
	Title:	Series A Member

MPM Asset Management Investors 2004 BVIII LLC
By:	/s/ Luke Evnin
Name:	Luke Evnin
Title:	Manager

MPM BioVentures III GP, L.P.
MPM BioVentures III LLC,
By:
its General Partner

	By:	/s/ Luke Evnin
	Name:	Luke Evnin
	Title:	Series A Member

MPM BioVentures III LLC

	By:	/s/ Luke Evnin
	Name:	Luke Evnin
	Title:	Series A Member

By:	/s/ Luke Evnin

Name:	Luke Evnin

By:	/s/ Ansbert Gadicke

Name:	Ansbert Gadicke

By:	/s/ Nicholas Galakatos

Name:	Nicholas Galakatos

By:	/s/ Michael Steinmetz

Name:	Michael Steinmetz

By:	/s/ Nicholas Simon III

Name:	Nicholas Simon III

By:	/s/ Kurt Wheeler

Name:	Kurt Wheeler

By:	/s/ Dennis Henner

Name:	Dennis Henner
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE I
General Partners/Members:
Luke Evnin
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Member of the general partner of MPM BioVentures III, L.P., MPM
BioVentures III-QP, L.P., MPM BioVentures III Parallel Fund, L.P., and MPM BioVentures III
GmbH & Co. Beteiligungs KG and member of MPM Asset Management Investors 2004 BVIII LLC.
Citizenship: USA
Ansbert Gadicke
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Member of the general partner of MPM BioVentures III, L.P., MPM
BioVentures III-QP, L.P., MPM BioVentures III Parallel Fund, L.P., and MPM BioVentures III
GmbH & Co. Beteiligungs KG and member of MPM Asset Management Investors 2004 BVIII LLC.
Citizenship: USA
Nikolas Galakatos
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Member of the general partner of MPM BioVentures III, L.P., MPM
BioVentures III-QP, L.P., MPM BioVentures III Parallel Fund, L.P., and MPM BioVentures III
GmbH & Co. Beteiligungs KG and member of MPM Asset Management Investors 2004 BVIII LLC.
Citizenship: USA
Michael Steinmetz
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Member of the general partner of MPM BioVentures III, L.P., MPM
BioVentures III-QP, L.P., MPM BioVentures III Parallel Fund, L.P.,and MPM BioVentures III
GmbH & Co. Beteiligungs KG and member of MPM Asset Management Investors 2004 BVIII LLC.
Citizenship: USA
Kurt Wheeler
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Member of the general partner of MPM BioVentures III, L.P., MPM
BioVentures III-QP, L.P., MPM BioVentures III Parallel Fund, L.P., and MPM BioVentures III
GmbH & Co. Beteiligungs KG and member of MPM Asset Management Investors 2004 BVIII LLC.
Citizenship: USA

Dennis Henner
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Member of the general partner of MPM BioVentures III, L.P., MPM
BioVentures III-QP, L.P., MPM BioVentures III Parallel Fund, L.P., and MPM BioVentures III
GmbH & Co. Beteiligungs KG and member of MPM Asset Management Investors 2004 BVIII LLC.
Citizenship: USA
Nicholas Simon III
c/o MPM Asset Management
The John Hancock Tower
200 Clarendon Street, 544h Floor
Boston, Massachusetts 02116
Principal Occupation: Member of the general partner of MPM BioVentures III, L.P., MPM
BioVentures III-QP, L.P., MPM BioVentures III Parallel Fund, L.P., and MPM BioVentures III
GmbH & Co. Beteiligungs KG and member of MPM Asset Management Investors 2004 BVIII LLC.
Citizenship: USA

Exhibit Index

Exhibit No.	Description

1	Joint Filing Statement dated as of August 13, 2007 by and among the Reporting Persons.

2	Agreement and Plan of Merger. Filed as Annex A to the Issuer’s definitive proxy statement on Schedule 14A filed with the Commission on July 16, 2007 and incorporated by reference herein.

3	Form of Note Exchange Agreement. Filed as Exhibit 4.1 to the Issuer’s current report on Form 8-K filed with the Commission on January 22, 2007 and incorporated by reference herein.

4	Form of 8% Convertible Note. Filed as Exhibit 4.2 to the Issuer’s current report on Form 8-K filed with the Commission on January 22, 2007 and incorporated by reference herein.

5	Form of Registration Rights Agreement. Filed as Exhibit 10.1 to the Issuer’s current report on Form 8-K filed with the Commission on January 22, 2007 and incorporated by reference herein.

6	Form of Lock-Up Agreement. Filed as Exhibit 10.2 to the Issuer’s current report on Form 8-K filed with the Commission on January 22, 2007 and incorporated by reference herein.

7	Stock Escrow Agreement, dated August 3, 2007, by and among the Issuer, a representative of the former stockholders and option holders of PharmAthene, Inc. and Continental Stock Transfer and Trust Company. Filed as Exhibit 10.10 to the Issuer’s current report on Form 8-K filed with the Commission on August 9, 2007 and incorporated by reference herein.

Exhibit 1
JOINT FILING STATEMENT
The undersigned hereby agree that this Schedule 13D with respect to the Common Stock of PharmAthene, Inc. is, and any amendment thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.
Dated: August 13, 2007

MPM BioVentures III, L.P.
By:	MPM BioVentures III GP, L.P.,
its General Partner

By:	MPM BioVentures III LLC,
its General Partner

	By:	/s/ Luke Evnin
	Name:	Luke Evnin
	Title:	Series A Member

MPM BioVentures III-QP, L.P.
By:	MPM BioVentures III GP, L.P.,
its General Partner

By:	MPM BioVentures III LLC,
its General Partner

	By:	/s/ Luke Evnin

	Name:	Luke Evnin
	Title:	Series A Member

MPM BioVentures III GmbH & Co. Beteiligungs KG
By:	MPM BioVentures III GP, L.P.,
its General Partner

By:	MPM BioVentures III LLC,
its General Partner

	By:	/s/ Luke Evnin

	Name:	Luke Evnin
	Title:	Series A Member

MPM BioVentures III Parallel Fund, L.P.
By:	MPM BioVentures III GP, L.P.,
its General Partner

By:	MPM BioVentures III LLC,
its General Partner

	By:	/s/ Luke Evnin

	Name:	Luke Evnin
	Title:	Series A Member

MPM Asset Management Investors 2004 BVIII LLC

By:	/s/ Luke Evnin
Name:	Luke Evnin
Title:	Manager

MPM BioVentures III GP, L.P.
MPM BioVentures III LLC,
By:
its General Partner

	By:	/s/ Luke Evnin
	Name:	Luke Evnin
	Title:	Series A Member

MPM BioVentures III LLC

	By:	/s/ Luke Evnin
	Name:	Luke Evnin
	Title:	Series A Member

By:	/s/ Luke Evnin

Name:	Luke Evnin

By:	/s/ Ansbert Gadicke

Name:	Ansbert Gadicke

By:	/s/ Nicholas Galakatos

Name:	Nicholas Galakatos

By:	/s/ Michael Steinmetz

Name:	Michael Steinmetz

By:	/s/ Nicholas Simon III

Name:	Nicholas Simon III

By:	/s/ Kurt Wheeler

Name:	Kurt Wheeler

By:	/s/ Dennis Henner

Name:	Dennis Henner